Exhibit 10.1

July 24, 2014

PERSONAL AND CONFIDENTIAL

Narendra Lalwani

9143 Silver Pine Drive

South Lyon, MI 48178

Dear Narendra:

Esperion Therapeutics, Inc. (the “Company”) is pleased to offer you the position of Executive Vice President, Research & Development and Chief Operating Officer. In this position, you will report directly to me. We are excited about your contributions to the development of Esperion. Your employment will begin on August 1, 2014.

Your base salary will be $360,000. You will be paid in accordance with the Company’s normal payroll practices as established or modified from time to time. Currently, base salaries are paid semi-monthly. You will be eligible to participate in benefits programs to the same extent as, and subject to the same terms, conditions and limitations applicable to, other colleagues of the Company of similar rank and tenure. You may take up to four (4) weeks of paid-time-off (PTO) per year, to be accrued on a pro rata basis and taken at such times and intervals as shall be agreed upon by us, subject to the reasonable business needs of the Company.

In addition to your salary, you will be eligible for an additional annual bonus of up to 40% of your base salary based on the achievement of certain personal and Company goals. We will work together to establish these goals within the first 30 days of your employment. The actual bonus percentage is discretionary and will be subject to the Company’s assessment of your performance, as well as business conditions of the Company. The bonus will also be subject to your employment for the full period covered by the bonus, approval by and adjustment at the discretion of the Company and the terms of any applicable bonus plan. Your bonus, if any, will be paid within ninety (90) days of year-end and is subject to normal payroll taxes and withholdings.

In connection with the commencement of your employment, we will ask the Board of Directors of the Company (the “Board of Directors”) to grant you an option to purchase 250,000 shares of the Company’s common stock (the “Option”). The Option will be presented for approval at the next regularly scheduled meeting of the Board of Directors following commencement of your employment in accordance with the Company’s option award policy. The exercise price of the Option shall be at least equal to the fair market value of the Company’s common stock on the date of grant, which we expect will be the closing price of the Company’s stock on the NASDAQ. The Option will be subject to the terms and conditions of the Company’s 2013 Stock Option and Incentive Plan and form of stock option agreement, which will include, among other things, a vesting schedule for the shares underlying your Option.

3891 Ranchero Drive, Suite 150

Ann Arbor, MI 48108

It is understood that you will be an “at-will” employee. You are not being offered employment for a definite period of time, and either you or the Company may terminate the employment relationship at any time and for any reason without prior notice and without additional compensation to you. Similarly, the terms of the employment outlined in this letter agreement are subject to change at any time. You are expected to devote your full working time and efforts to the business and affairs of the Company, provided that this shall not be construed to prohibit you from engaging in outside non-business activities to the extent that they do not pose a conflict of interest and, taken together, do not detract from your commitments to the Company. The only exception to the above is our mutual understanding that you may provide non-cash compensated advisory services to one start-up company only to the extent such activities do not pose a conflict of interest or detract from your commitments to the Company.

In the event the Company terminates your employment without Cause (as defined below) and provided you: (i) enter into, do not revoke, and comply with the terms of a separation agreement in a form acceptable to the Company which shall include a release against the Company and related persons and entities (the “Release”); (ii) resign from any and all positions, including, without implication of limitation, as a director, trustee, and officer, that you then hold with the Company and any affiliate of the Company; and (iii) return all Company property and comply with any instructions related to deleting and purging duplicates of such Company property (collectively the “Termination Benefits Conditions”), the Company will provide you with the following “Termination Benefits”: (a) continue your base salary for the nine (9) month period that immediately follows the Date of Termination (the “Salary Continuation Payments”); (b) continuation of group health plan benefits to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”), with the cost of the regular premium for such benefits shared in the same relative proportion by the Company and you as in effect on the date your employment terminates (“Date of Termination”), provided if COBRA is not applicable, if you exercise your conversion rights with respect to your group health insurance and you enroll in the converted plan as an individual (the “Converted Plan”), the Company will pay you the amount the Company would have contributed to the Esperion plan if you had remained employed, each a (“Benefit Continuation Payment”), until the earlier of (i) the end of the Severance Pay Period, (ii) the day you become eligible for health insurance through another employer, or (iii) the date you no longer participate in the Converted Plan. To receive a monthly Benefit Continuation Payment you must provide the Company with evidence of your continued participation in the Converted Plan. The Salary Continuation Payments shall commence within 60 days after the Date of Termination and shall be made on the Company’s regular payroll dates; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the Salary Continuation Payments shall begin to be paid in the second calendar year. In the event you miss a regular payroll period between the Date of Termination and first Salary Continuation Payment date, the first Salary Continuation Payment shall include a “catch up” payment. Solely for purposes of Section 409A of the Internal Revenue Code of 1986, as amended, each Salary Continuation Payment is considered a separate payment.

For purposes of this letter agreement, “Cause” means: (i) conduct by you in connection with your service to the Company that is fraudulent, unlawful or grossly negligent; (ii) your material breach of your material responsibilities to the Company or your willful failure to comply with reasonable and lawful directives of the CEO or written policies of the Company; (iii) breach by you of your representations, warranties, covenants and/or obligations under this letter agreement; (iv) material misconduct by you which seriously discredits or damages the Company, and/or (v) nonperformance or unsatisfactory performance of your material duties or responsibilities to the Company as determined in good faith by the Company after written notice to you and a reasonable opportunity to cure that shall not exceed thirty (30) days.

All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You hereby acknowledge that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its board of directors related to tax liabilities arising from your compensation. Anything in this letter agreement to the contrary notwithstanding, if at the time of your separation from service within the meaning of Section 409A of the Code, the Company determines that you are a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that you becomes entitled to under this letter agreement on account of your separation from service would be considered deferred compensation subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after your separation from service, or (B) your death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule. All in-kind benefits provided and expenses eligible for reimbursement under this letter agreement shall be provided by the Company or incurred by you during the time periods set forth in this letter agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in- kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year. Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit. To the extent that any payment or benefit described in this letter agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon your termination of employment, then such payments or benefits shall be payable only upon your “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h). The Company and you intend that this letter agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this letter agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. The Company makes no representation or warranty and shall have no liability to you or any other person if any provisions of this letter agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

In making this offer, the Company understands, and in accepting it you represent, that you are not under any obligation to any former employer or any person, firm, or corporation which would prevent, limit, or impair in any way the performance by you of your duties as an employee of the Company.

Enclosed for your review is an “Employee Non-Solicitation, Confidentiality and Assignment Agreement” (the “Agreement”). This offer of employment, as well as the opportunity to receive severance, is conditioned you entering into and abiding by the terms of the Agreement. You will be expected to sign the Agreement when you report for work.

The Immigration Reform and Control Act requires employers to verify the employment eligibility and identity of new employees. Enclosed is a copy of the Form I-9 that you will be required to complete. Please bring the appropriate documents listed on that form with you when you report for work. We will not be able to employ you if you fail to comply with this requirement.

This letter agreement, including the Agreement and any agreements related to the award of your Option, constitute the complete agreement between you and the Company, contain all of the terms of your employment with the Company and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. The terms of this letter agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this letter agreement or arising out of, related to, or in any way connected with, this letter agreement, your employment with the Company or any other relationship between you and the Company (the “Disputes”) will be governed by Michigan law, excluding laws relating to conflicts or choice of law. You and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in the State of Michigan in connection with any Dispute or any claim related to any Dispute.

Please indicate your acceptance of this offer by signing and dating a copy of this letter agreement and returning it electronically by July 28, 2014.

I look forward to your joining Esperion and am excited that you will be working with us!

Sincerely,

/s/ Tim Mayleben
Tim Mayleben
President & CEO

Agreed to this 28 day of July, 2014

/s/ Narendra Lalwani
Narendra Lalwani